UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filing pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   John R. Varsames
   c/o eNote.com, Inc.
   185 Allen Brook Lane
   P.O. Box 1138
   Williston, Vermont 05495

2. Date of Event Requiring Statement (Month/Day/Year)

   04/05/99

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

   eNote.com, Inc. -- ENOT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   President and Chief Executive Officer

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock,  par value $.01 per share    | 7,080,000            |D(1)            |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock,  par value $.01 per share    | 10,000               |I(2)            |By daughter                                    |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock,  par value $.01 per share    | 10,000               |I(2)            |By daughter                                    |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock,  par value $.01 per share    | 250,000              |I(3)            |James D. Richards                              |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

                                                (Print or Type Responses)                                              SEC1473(3/91)

 *If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

                                  Page 1 of 4



Form 3 (continued) Table II - Derivative Securitites Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

___________________________________________________________________________________________________________________________________|

___________________________________________________________________________________________________________________________________|

___________________________________________________________________________________________________________________________________|

___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) See Attachment A.

(2) Mr. Varsames holds sole voting power for the 10,000 shares of Common Stock held of record by each of his two daughters, Kristen Varsames and Lori Varsames, pursuant to their proxies. Mr. Varsames does not have the power to dispose or direct the disposition of the 10,000 shares of Common Stock held of record by each of his daughters.

(3) Mr. Varsames holds sole voting power for 250,000 shares of Common Stock held of record by James D. Richards III pursuant to a proxy from Mr. Richards. Mr. Varsames does not have the power to dispose or direct the disposition of the 250,000 shares of Common Stock held of record by Mr. Richards.


***Intentional  misstatements or omissions of facts constitute  Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S. C. 78ff(a).


/s/John R. Varsames
---------------------------


9/9/99
------
DATE

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  Attachment A
                             Joint Filer Information



Name:               Heidi A. Varsames

Address:            10 Fairholt
                    Burlington, VT 05401

Designated Filer:        John R. Varsames

Issuer:             eNote.com, Inc (ENOT)

Statement For:      04/05/99


          John and Heidi Varsames are husband and wife, and jointly hold the 7,080,000 shares of Common Stock reported herein. Mr. Varsames holds sole voting power for these shares pursuant to a proxy from his wife, attached hereto as Attachment B. Mr. Varsames shares the power to dispose or direct the disposition of 7,080,000 shares of Common Stock with his wife.

Dated:  September 9, 1999
           Williston, VT

                                   Heidi A. Varsames

                                   By:  ____________________
                                        /s/ John R. Varsames
                                        Authorized signatory (pursuant to proxy
                                          attached hereto as Attachment B)

                                  Attachment B

                                      PROXY

            The undersigned, Heidi A. Varsames, being the joint holder of 7,080,000 shares of common stock, $.01 par value, of eNote.com, Inc., a Delaware corporation (the "Company") (together with any shares of the Company which the undersigned may acquire subsequent to the date hereof, the "Shares"), held jointly with John R. Varsames, does hereby irrevocably constitute and appoint John R. Varsames her true and lawful attorney, agent and proxy, to vote any or all of the Shares on her behalf and in her name, place and stead, as her proxy and representative, including without limitation to vote the Shares in any election of directors of the Company and on any proposal submitted to shareholders of the Company which may result in the merger, consolidation, liquidation, reorganization or sale of all or substantially all of the assets of the Company, and otherwise to exercise all voting rights and to enter into agreements, on her behalf, with respect to the Shares in the same manner and to the same extent as if he were the sole and absolute owner thereof in his own right; and full power and authority are hereby conferred upon John R. Varsames to do all such things within the power of a shareholder as may be incident to the foregoing, including without limitation to attend meetings of the shareholders of the Company or any continuations or adjournments thereof on the undersigned's behalf, with full power of substitution and revocation and with all the powers she would possess if personally present thereat, or to consent in writing on the undersigned's behalf to any action of the shareholders of the Company, or to file, on her behalf, any reports, forms or other such documents regarding the Shares required under the Securities Exchange Act of 1934, as amended.

            This proxy is irrevocable, is coupled with an interest in the stock itself and an interest in the Company generally, and given for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.

            Any proxy or proxies heretofore given by the undersigned to any person or persons with respect to the foregoing matters are hereby revoked. This Proxy shall remain in full force and effect until terminated by an instrument in writing signed by the undersigned or her heirs, legal representatives, successors or assigns, as the case may be.

Dated as of April 5, 1999


                                    ---------------------------
                                    \s\ Heidi A. Varsames